Exhibit 99.1

Form 51-102F3
Material Change Report
Item 1 Name and Address of Company
MAG Silver Corp. (the "Issuer")
800 West Pender Street, Suite 770
Vancouver, BC V6C 2V6
Item 2 Date of Material Change
May 13, 2016.
Item 3 News Release
The Issuer issued a new release with respect to the material change described below on May 13, 2016 via Marketwired, and a copy was subsequently filed on SEDAR.
Item 4 Summary of Material Change
The board of directors of the Issuer (the "Board") has adopted a "new generation" shareholder rights plan (the "New Rights Plan").
Item 5 Full Description of Material Change
The Board has adopted the New Rights Plan.
The New Rights Plan was adopted in connection with the amendments to Canadian securities laws governing the take-over bid regime that came into effect on May 9, 2016, and was not adopted in response to any proposal to acquire control of the Issuer. While these amendments address, in part, the Issuer's concerns related to ensuring that shareholders of the Issuer and the Board have adequate time to consider and evaluate an unsolicited bid and to ensuring that the Board has adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, the Issuer believes these amendments do not fully protect shareholders from unequal treatment. The New Rights Plan seeks to ensure that the Issuer's shareholders have an equal opportunity to participate in a change of control transaction. The New Rights Plan is not intended, nor will it operate, to prevent take-over bids.
The Issuer's existing shareholder rights plan will remain in place until the conclusion of its upcoming meeting of shareholders to be held on June 15, 2016 (as adjourned or postponed, the "Meeting"), after which the existing shareholder rights plan, and the rights issued under it, will terminate.
Shareholders will be asked to approve and ratify the New Rights Plan at the Meeting. If the New Rights Plan is not approved and ratified at the Meeting, then it, and the rights issued under it, will terminate at the conclusion of the Meeting.

Pursuant to the New Rights Plan, if a person, or a group acting jointly or in concert (each, an "Offeror"), acquires or announces an intention to acquire beneficial ownership of 20% or more of the Issuer's then outstanding common shares (other than pursuant to a "Permitted Bid"), rights issued under the New Rights Plan (other than those held by such Offeror, which will become void) will generally separate and permit the holders thereof to purchase additional common shares at a substantial discount to the then current market price of the Issuer's common shares. Any take-over bid made in compliance with National Instrument 62-104—Take-Over Bids and Issuer Bids to all shareholders of the Issuer by way of take-over bid circular will be a "Permitted Bid" and will not trigger a separation under the New Rights Plan.
The Toronto Stock Exchange has accepted notice of the New Rights Plan for filing subject to, among other things, it being approved and ratified by shareholders at the Meeting.
The description of the New Rights Plan in this material change report is qualified in its entirety by the full text of the New Rights Plan, which is available under the Issuer's profile on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission.
Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
Not applicable.
Item 8 Executive Officer
For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.
Item 9 Date of Report
May 13, 2016.